Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

PlanGraphics, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

72705C 100

(CUSIP Number)

Paul A. Henley, President

Integrated Freight Corporation

Suite 200

6371 Business Boulevard

Sarasota, Florida 34240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.

CUSIP No. 72705C 100
(1) Names of reporting persons: Integrated Freight Corporation, a Florida corporation
(2) Check the appropriate box if a member of a group -
(a) member of the group and the membership is expressly affirmed
(b) disclaims membership in a group	X
(3) SEC use only -
(4) Source of funds: OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization: State of Florida, United States of America
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 500 shares of Mandatory Redeemable Series A preferred stock convertible and which on May 29, 2009 were converted into 524,120,691 shares of common stock, no par value per share
(8) Shared voting power: none

(9) Sole dispositive power: 500 shares of Mandatory Redeemable Series A preferred stock convertible and which on May 29, 2009 were converted into 524,120,691 shares of common stock, no par value per share

(10) Shared dispositive power: none

(11) Aggregate amount beneficially owned by each reporting person: 500 shares of Mandatory Redeemable Series A preferred stock convertible and which on May 29, 2009 were converted into 524,120,691 shares of common stock, no par value per share

(12) Check if the aggregate amount in Row (11) excludes certain shares -
(13) Percent of class represented by amount in Row (11): 80.2 percent
(14) Type of reporting person: CO

Item 1. Security and Issuer.

Common Stock, no par value per share

PlanGraphics, Inc.

112 East Main Street

Frankfort, KY 40601

Item 2. Identity and Background.

Certain information about the reporting person and each director and executive officer of the reporting person is set forth below.

Reporting person -
(a)	Name:	Integrated Freight Corporation
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Principal Occupation	Small motor freight company
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	Incorporated in the State of Florida

Director, principal executive officer, principal financial officer and principal accounting officer of reporting person -
(a)	Name:	Paul A. Henley
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Principal Occupation	President and Chief Executive and Financial Officer of reporting person
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Director of reporting person -
(a)	Name:	Henry P. Hoffman
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Occupation	Not applicable
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Chief operating officer of reporting person -
(a)	Name:	Steven E. Lusty
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Occupation	Chief Operating Officer of reporting person
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Director of reporting person -
(a)	Name:	T. Mark Morris
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Occupation	Chief Operating officer of subsidiary of reporting person
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Director of reporting person -
(a)	Name:	Monte W. Smith
(b)	Address:	Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240
(c)	Occupation	Chief Operating officer of subsidiary of reporting person
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The reporting person purchased the 500 shares of Mandatory Redeemable Series A preferred stock for consideration consisting of the reporting person’s promissory note dated May 15, 2009 issued to the seller in the principal amount of $167,000, due May 15, 2010, with interest at eight percent per annum and 1,307,822 shares of the reporting person’s common stock. The reporting person expects to either pay the promissory note from working capital or from the proceeds from financing. With respect to the reporting person’s promissory note, the seller of the 500 shares of Mandatory Redeemable Series A preferred stock to the reporting person and the holder of the reporting person’s promissory note is Nutmeg/Fortuna Fund LLLP, an Illinois limited liability limited partnership with its principal place of business located at Suite 10, 155 Revere Drive, Northbrook, IL 60062.

Item 4. Purpose of Transaction.

The purpose of the acquisition of securities of PlanGraphics was to convert the 500 shares of Mandatory Convertible Series A preferred stock into 524,120,691 shares of common stock, no par value per share, or 80.2 percent of Plangraphics’ issued and outstanding common stock, and to complete the following transactions.

(a) In connection with the reporting person’s acquisition of PlanGraphics’ securities, no acquisition and no disposition of additional securities of PlanGraphics was made by any other person, except the sale of the securities by Nutmeg/Fortuna Fund LLLP to the reporting person;

(b) The reporting person intends to merge PlanGraphics into the reporting person, subject to an effective registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission;

(c) A sale of PlanGraphics’ operating subsidiary will occur immediately following the merger of PlanGraphics into the reporting person;

(d) A change in the present board of directors and management of PlanGraphics will occur as a consequence of the merger of PlanGraphics into the reporting person, in that PlanGraphics will cease to exist as a separate corporation and the present board of directors and management of the reporting person will beome the board of directors and management of the surviving entity, resulting in an increase in the number of directors “of” PlanGraphics to five directors (or such number of directors as the reporting person may then have at the date of the merger) from one director and PlanGraphics’ incumbent director will resign;

(e) The present capitalization of PlanGraphics will be changed, initially by a one to 244.8598 reverse stock split and followed as a consequence of the merger of PlanGraphics into the reporting person to reflect the capitalization of the reporting person as the entity surviving the merger. Neither the reporting person nor PlanGraphics has paid or intends to pay dividends in the foreseeable future;

(f) In connection with the merger of PlanGraphics into the reporting person, PlanGraphics will cease to conduct its current business as conducted by its wholly owned subsidiary and the reporting person as the entity surviving the merger will continue to conduct its business as before the merger;

(g) PlanGraphics’ Colorado charter will be surrendered or terminated in the merger of PlanGraphics into the reporting person and PlanGraphics’ bylaws will be superseded by the bylaws of the reporting person, none of which impede the acquisition of control of PlanGraphics by any person;

(h) The transactions identified in this report will not cause PlanGraphics securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) The transactions identified in this report will not cause any class of equity securities of PlanGraphics becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Not applicable

Item 5. Interest in Securities of the Issuer.

(a)(i) The aggregate number of shares of Mandatory Redeemable Series A preferred stock was 500 shares, constituting one hundred percent of the class;

(a)(ii) The aggregate number of shares of common stock, no par value per share, into which the Mandatory Redeemable Series A preferred stock was convertible and which on May 29, 2009 it was converted is 524,120,691 shares, constituting 80.2 percent of the class;

(b) The reporting person has the sole power to vote and the sole power to dispose of the 524,120,691 shares of common stock. The individual persons identified in Item 2 as directors of the reporting person have, by majority vote as a group, the shared power to vote and the shared power to dispose of the 524,120,691 shares of common stock;

(c) There were no transactions in the common stock, other than as reported in this Schedule 13D effected during the sixty days preceding the date this Schedule 13D should have been filed nor between that date and the date of filing of this Schedule 13D by any person named in response to Item 2.

(d) No person other than the reporting person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, 524,120,691 shares of common stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the PlanGraphics, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Exhibits.

Rule 13d–1(k) agreement	None
(2)(a)	Amended & Restated Stock Purchase Agreement [Nutmeg/Fortuna Fund, LLLP]
(2)(b)	Stock Purchase Agreement [PlanGraphics]
(3)	None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2009

Integrated Freight Corporation

By: /s/ Paul A. Henley

Paul A. Henley

President and Principal Executive Officer